Tapouts, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Tapouts, Inc. Management

We have reviewed the accompanying financial statements of Tapouts, Inc. (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
January 12, 2026

TAPOUTS, INC.
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	328,074	302,695
Shareholder loan		-	-
Total Current Assets		328,074	302,695
Non-Current Assets:			
Deposit	$	15,000	15,000
Total Non-Current Assets		15,000	15,000
TOTAL ASSETS	$	343,074	317,695
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	100,465	49,304
Short-term Debt		70,147	2,769
Total Current Liabilities	$	170,612	52,073
Non-Current Liabilities:			
Long-term Debt	$	296,484	296,484
Shareholder Loan - related party		125,000	60,000
Total Non-Current Liabilities	$	421,484	356,484
TOTAL LIABILITIES		592,096	408,557
EQUITY			
Common Stock	$	63	63
Preferred Stock		3	3
Additional Paid-In Capital		1,349,990	1,349,990
SAFE		3,775,437	1,873,479
Accumulated Deficit		(5,374,516)	(3,314,398)
TOTAL EQUITY	$	(249,022)	(90,861)
TOTAL LIABILITIES AND EQUITY	$	343,074	317,695

See Accompanying Notes to these Unaudited Financial Statements

TAPOUTS, INC.
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Service Income	$	1,783,095	467,569
Cost of Service		(663,183)	(226,755)
Gross Profit	$	1,119,913	240,814
Operating Expenses			
General and Administrative Expense	$	555,170	331,290
Advertising and Marketing Expense		1,428,887	608,457
Payroll Expense		772,971	537,870
Professional Fee		308,539	188,197
Rent Expense		93,173	91,766
Total Operating Expenses		**3,158,739**	**1,757,580**
Total Loss from Operations	$	**(2,038,827)**	**(1,516,766)**
Other Income (Expense)			
Interest Income	$	14	108
Other Income		1,450	2,691
Exchange Gain		31	-
Other Expense		-	(1,151)
Interest Expense		(22,787)	(5,108)
Total Other Expense		**(21,292)**	**(3,460)**
Net Loss	**$**	**(2,060,119)**	**(1,520,226)**

See Accompanying Notes to these Unaudited Financial Statements

TAPOUTS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock				Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	# of Shares	$ Amount	APIC	SAFE	(Deficit)	Equity
Beginning balance at 1/1/23 - restated	6,326,852	63	344,848	3	1,349,990	415,931	(1,794,171)	(28,183)
Issuance of Capital Stock	-	-	-	-	-	-	-	-
SAFE Notes	-	-	-	-	-	1,457,548	-	1,457,548
Net loss	-	-	-	-	-	-	(1,520,226)	(1,520,226)
Ending balance at 12/31/23	6,326,852	63	344,848	3	1,349,990	1,873,479	(3,314,397)	(90,861)
Issuance of Capital Stock	-		-		-	-	-	-
SAFE Notes	-	-	-	-	-	1,901,958	-	1,901,958
Net loss	-	-	-	-	-		(2,060,119)	(2,060,119)
Ending balance at 12/31/24	6,326,852	63	344,848	3	1,349,990	3,775,437	(5,374,516)	(249,022)

See Accompanying Notes to these Unaudited Financial Statements

TAPOUTS, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Loss	$	(2,060,119)	(1,520,226)
Adjustments to reconcile Net Loss to Net Cash provided by operations:			
Accounts Payable		51,161	3,216
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		51,161	3,216
Net Cash used in Operating Activities	$	(2,008,958)	(1,517,010)
INVESTING ACTIVITIES			
Net Cash provided by Investing Activities	$	-	-
FINANCING ACTIVITIES			
Loan Payable	$	67,378	299,253
Loan Receivable - Related Party		-	437
Loan Payable - Related Party		65,000	60,000
SAFE		1,901,958	1,457,548
Net Cash provided by Financing Activities	$	2,034,336	1,817,239
Cash at the beginning of period		302,694	2,467
Net Cash increase for period	$	25,378	300,229
Cash at end of period	$	328,074	302,694

Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	22,787	5,108
Income taxes	-	-

There are no Supplemental Disclosures of NonCash Investing and Financing Activities

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Tapouts, Inc. ("the Company") was formed in Delaware on January 12, 2021. The Company generates revenue through a digital youth mental-wellbeing platform that delivers weekly online coaching sessions for children. It combines behavioral science, and structured emotional-skill curricula to help families improve resilience, confidence, and emotional regulation. The Company's headquarters is in Los Angeles, California, and its customers are located throughout the United States.

The Company will conduct a crowdfunding campaign under Regulation CF in 2026 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two (2) years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024, and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $328,074 and $302,695 in cash and cash equivalents as of December 31, 2024, and December 31, 2023, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue through the sale of subscription-based access to its virtual mental health e-learning platform. Customers are billed a subscription fee in advance for an initial four-week period. Upon completion of this period, the subscription automatically renews and the customer's payment method is charged

on a recurring basis unless the subscription is canceled. The Company also offers a free trial for the first session, after which the service automatically converts to a paid subscription upon attendance of that initial session. Thereafter, subscription fees are collected on a prepaid basis.

The Company's primary performance obligation is the satisfactory performance and delivery of service. Revenue is recognized over the life of the subscription as performance obligations are satisfied.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development, third-party commissions, travel, pre-opening costs and other miscellaneous expenses.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Professional Fees

Professional fees include payments made to external service providers for legal, accounting, audit, consulting, and other advisory services.

Payroll Expense

Payroll expense consists of payroll and related expenses for employees and independent contractors.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities
As of December 31, 2024, and December 31, 2023, significant components of the Company's deferred tax assets and liabilities were as follows:

	2024	**2023**
Net Operating Loss Carryforwards	1,572,965	965,685
Accrued Expenses	-	-
Depreciation (difference in methods/timing)	-	-
Other Temporary Differences	-	-
Gross Deferred Tax Asset	**1,572,965**	**965,685**
Less: Valuation Allowance	(1,572,965)	(965,685)

Net Deferred Tax Asset (Liability)	-	-

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards

As of December 31, 2024 and December 31, 2023, the Company had federal and state net operating loss carryforwards of approximately $5,271,329 and $3,236,210, respectively. Federal NOLs arising after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation. Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Code.

Components of Income Tax Expense (Benefit)

During 2024 and 2023, the Company paid no income taxes to federal or state jurisdictions.

Component	**2024**	**2023**
Current tax expense	-	-
Deferred tax expense (benefit)	1,572,965	965,685
Valuation Allowance	(1,572,965)	(965,685)
Net Deferred Tax Asset (Liability)	-	-

Income Taxes Paid

	2024	**2023**
Federal	-	-
State	-	-
Foreign	-	-
Net Deferred Tax Asset (Liability)	-	-

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2024		**2023**	
	Amount ($)	**% of Pretax Income (Loss)**	**Amount ($)**	**% of Pretax Income (Loss)**
Income tax benefit at U.S. Statutory Rate (21%)	(432,625)	21.00%	(319,247)	21.00%
State taxes, net of federal benefit	(182,115)	8.84%	(134,388)	8.84%
Permanent differences	5,844	-0.28%	4,870	-0.32%
Change in Valuation Allowance	(604,430)	29.34%	(451,166)	29.68%
Other	-	0.00%	-	0.00%

Total Income Tax Expense (benefit)	**(1,213,326)**	**58.90%**	**(899,931)**	**59.20%**

Explanation of Significant Reconciling Items:
The Company's income tax benefit at the federal statutory rate is offset by a corresponding increase in the valuation allowance. Management determined that, due to continuing losses and lack of objectively verifiable positive evidence, the deferred tax asset is not realizable.

Unrecognized Tax Benefits:
The Company had no material uncertain tax positions as of December 31, 2024, and December 31, 2023. Income tax returns for years ending 2023 through 2024 remain open to examination by federal and state tax authorities.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has a payable to a co-founder-Wolfgang Baier, arising from advances made to support operating activities. During the year ended December 31st, 2024, and 2023, the balance of $125,000 and $60,000, respectively.. See Note 5.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Loan Payable:
The Company obtained a short-term loan under the Stripe Capital Program to finance operating activities. The loan is repaid through automatic deductions from a fixed percentage of Stripe-processed sales and includes a fixed financing fee in lieu of stated interest. The outstanding balance of $70,147.40 and $2,769.35 as of December 31, 2024, and 2023, respectively, is unsecured and classified as a current liability as of the reporting date.

During the years ended December 31, 2024, and 2023, Thomas Polak advanced funds intended to be applied toward the acquisition of the Company's equity interest. As the required minimum investment amount had not been met as of the reporting date, the transaction did not qualify for recognition as an equity investment under US GAAP. Accordingly, the advance has been classified as long-term debt pending completion of the equity transaction or other settlement in accordance with the arrangement. The outstanding balance of $296,484 as of December 31, 2024, and 2023, is unsecured and classified as a non-current liability as of the reporting date.

Loan Payable - Related Party : The Company has a payable to a co-founder-Wolfgang Baier, arising from advances made to support operating activities. During the year ended December 31st, 2024, and 2023, the balance of $125,000 and $60,000, respectively, is unsecured, non-interest bearing, and has no fixed repayment terms. See Note 3.

NOTE 6 – EQUITY

The Company has authorized Ten Million (10,000,000) shares of capital stock. Of which, Nine Million (9,000,000) are common shares with a par value of $0.00001 per share and One Million (1,000,000) are preferred shares with a par value of $0.00001 per share.

The Company's issued and outstanding shares are 6,326,852 common shares and 344,848 preferred shares as of December 31, 2024, and 2023, respectively. There were no changes in issued and outstanding shares during the periods presented.

Voting: Holders of Preferred Stock have voting rights on an as-converted basis, equal to the number of whole shares of Common Stock into which their shares are convertible.

Dividends: The Corporation must declare all dividends pro rata on the Common Stock and Preferred Stock on a pari passu basis, treating each Preferred Stock share as holding the greatest whole number of shares of Common Stock then issuable upon conversion.

Conversion Rights: Each share of Preferred Stock is convertible into Common Stock at the option of the holder.

Liquidation Preference: Upon liquidation, dissolution, or a Deemed Liquidation Event, Preferred Stockholders are paid first, an amount equal to the greater of (a) the Original Issue Price plus unpaid dividends, or (b) the amount they would receive if converted to Common Stock.

Simple Agreements for Future Equity (SAFE)

During the periods ending December 31, 2024, and 2023, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. Each agreement is subject to a pre or post money valuation cap. The total amount of the SAFES are $3,775,437 and $1,873,479 as of December 31, 2024, and December 31, 2023, respectively. The valuation caps of the agreements entered were $15M - $30M.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 12, 2026, the date these financial statements were available to be issued.

Subsequent to year-end, the Company experienced significant growth in sales. For the period from January 1 to December 13, 2025, revenue totaled $4,706,528, compared to $1,783,095 for the comparable period in 2024, representing a growth ratio of approximately 2.6x or an increase of approximately 164%. This event is considered a non-recognized (Type II) subsequent event and has not been reflected in the accompanying financial statements.